FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                            For the month of May 2007

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        TDK Corporation

                                       (Registrant)





May 15, 2007
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Senior Vice President
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group




Contact in Japan :
Nobuyuki Koike
TDK Corporation
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp

            Issue of Stock Acquisition Rights as Stock Options for a
                         Stock-Linked Compensation Plan

TOKYO JAPAN, May 15, 2007 ----- TDK Corporation's (the "Company") Board of Directors today passed a resolution to authorize it to issue to individuals other than stockholders stock acquisition rights with specially favorable terms and conditions. The purpose of the issue is to offer a stock option scheme for a stock-linked compensation plan to corporate officers of the Company, pursuant to the regulations of Articles 236, 238 and 239 of the Company Law of Japan. This resolution is subject to approval at the 111th Ordinary Annual General Meeting of Stockholders scheduled for June 28, 2007.

1. Reason for issuance of stock acquisition rights with specially favorable terms and conditions to individuals other than stockholders

     The company will issue stock acquisition rights free of charge in accordance with the matters pertaining to issuance beginning with item 2. below to the Company's corporate officers as a stock option scheme for a stock-linked compensation plan. The stock acquisition rights are structured so that these officers also share the risk of a decrease in the Company's share price with stockholders and not just the benefits of a price increase. The issuance of these rights is thus intended to provide the Company's corporate officers with further incentive for improving the Company's operating results and share price. The amount to be paid per share issued upon the exercise of stock acquisition rights is Y1 per share.

2.   Matters pertaining to the issuance of stock acquisition rights

     (1)  Maximum number of stock acquisition rights

          Up to 130 stock acquisition rights as detailed in (3) below. Furthermore, up to 13,000 shares of the Company's common stock can be distributed due to the exercise of stock acquisition rights. In the event that the "number of shares granted" is adjusted in accordance with (3)1. below, the maximum number of shares shall be calculated by multiplying the "number of shares granted" after adjustment by the maximum number of stock acquisition rights as detailed above.

(2)  Amount to be paid for stock acquisition rights

     No payment shall be required for the stock acquisition rights.

(3)  Details of stock acquisition rights

     1. Class and number of shares to be issued upon the exercise of the stock acquisition rights The class of share to be issued upon the exercise of stock acquisition rights shall be the Company's common stock, and the number of shares for each stock acquisition right (hereinafter the "number of shares granted") shall be 100.

                                    - more -

          However, in the event that the Company conducts a stock split, distributes shares free of charge, or consolidates its common stock after the determination date of this proposal (hereinafter "determination date"), the "number of shares granted" shall be adjusted according to the following method of calculation. This adjustment will apply to the "number of shares granted" for those stock acquisition rights that have not already been exercised prior to the relevant date. Moreover, fractions of less than one share arising out of the above adjustments shall be discarded.

          Post-adjustment "Number of shares granted" = Pre-adjustment "number of shares granted"- stock split or stock consolidation ratio

          Moreover, in other cases where circumstances arise requiring the "number of shares granted" to be adjusted after the determination date, the "number of shares granted" shall be adjusted appropriately.

     2. Method for calculating the amount to be invested when exercising each stock acquisition right The amount to be invested when exercising each stock acquisition right shall be the amount to be paid for each share that can be granted due to the exercise of stock acquisition rights, which shall be Y1, multiplied by the "number of shares granted."

     3.   Exercise period for stock acquisition rights

          The exercise period shall be the period beginning July 8, 2007 and ending on July 7, 2027.

     4.   Other condition for exercising stock acquisition rights
          (a) Stock acquisition rights holders, excluding (b) below, shall not be able to exercise stock acquisition rights in the period from July 8, 2007 to July 7, 2010, but are able to exercise stock acquisition rights on or after July 8, 2010.

          (b) Stock acquisition rights holders shall be permitted to exercise stock acquisition rights until July 7, 2010 in cases specified in
               (i) and (ii) below, as long as it is within the time frame stipulated.

               (i) In the event that a stock acquisition rights holder loses his or her position as either director or employee of the Company (including full-time consultants and contract employees, but excluding part-time consultants and part-time contractemployees.

               *This definition of employee is applicable throughout this resolution.)

               Three years from the day after losing the position

               (ii) In the event that a proposal for approval of a merger agreement, under which the Company is to be dissolved, or a proposal for approval of a stock exchange agreement or a proposal for share transfer that makes the Company a wholly owned subsidiary, is approved at a meeting of stockholders of the Company.

                    A period of 15 days from the day following the approval date

          (c) On or after July 8, 2010, in the event that a stock acquisition rights holder loses his or her position as either a director or employee of the Company the individual may exercise his or her rights up to three years from the day after losing the position as long as it is within the exercise period for stock acquisition rights.

          (d) In the event that a stock acquisition rights holder relinquishes his or her stock acquisition rights, such stock acquisition rights cannot be exercised.

                                    - more -

     5. Items concerning increases in common stock and additional paid-in capital if shares are issued due to the exercise of stock acquisition rights

          (a) In the event that shares are issued due to the exercise of stock acquisition rights, common stock shall increase by half the limit for increase in common stock calculated in accordance with
               Article 40-1 of the Japanese generally accepted accounting principles. Any amount less than one yen arising shall be rounded up to the nearest yen.

          (b) In the event that shares are issued due to the exercise of stock acquisition rights,additional paid-in capital shall increase by the amount remaining after deducting the increase in common stock prescribed in (a) above from the limit for increase in common stock in (a) above.

     6. Restrictions on the acquisition of stock acquisition rights due to transfers

          Regarding the acquisition of stock acquisition rights due to transfers, approval is required by resolution of the Company's Board of Directors.

     7.   Provisions for the acquisition of stock acquisition rights

          No provisions for the acquisition of stock acquisition rights are specified.

(4) Authority to determine other matters concerning stock acquisition rights Matters concerning the distribution and details of stock acquisition rights, other than the items prescribed above, shall be determined at the meeting of the Board of Directors to be held after this Ordinary General Meeting of Stockholders.